
August 31, 2012

Via E-mail
Mark H.N. Corrigan, M.D.
President and Chief Executive Officer
Zalicus, Inc.
245 First Street, Third Floor
Cambridge, Massachusetts 02142

   Re: **Zalicus, Inc.**
      Registration Statement on Form S-3
      Filed August 24, 2012
      File No. 333-183538

Dear Dr. Corrigan:

   We have limited our review of your registration statement to those issues we have addressed in our comment below. Please respond to this letter by amending your registration statement as requested. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

   After reviewing any amendment to your registration statement, we may have additional comments.

Information Incorporated By Reference, page 35

1. Please amend this filing to include the Current Report on Form 8-K you filed on August 27, 2012 among the documents you are incorporating by reference.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Stuart M. Cable, Esq.
        Joseph L. Johnson III, Esq.
        Goodwin Procter LLP
        53 State Street
        Boston, Massachusetts 02109